SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
7 July to 1 September 2014

DATE	DETAIL

01 September 2014	Voting rights and capital update

29 August 2014	Transaction in Own Shares

22 August 2014	Directors Interests – Dividend Reinvestment

21 August 2014	Transaction in Own Shares

20 August 2014	Directors Interests – Dividend Reinvestment

14 August 2014	Transaction in Own Shares

08 August 2014	Transaction in Own Shares

07 August 2014	Directors Interests – NG Share Incentive Plan

01 August 2014	Voting rights and capital update

30 July 2014	Directors Interests – Sale of ADSs

29 July 2014	Directors Interests – Long Term Performance Plan 2014 Award

28 July 2014	Directors Interests – Long Term Performance Plan 2011 Partial Award Release

21 July 2014	Notification of Major Interest in National Grid Ordinary Shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcement:

28 July 2014: Interim Management Statement
29 July 2014: Results of AGM
30 July 2014: Board Change – John Pettigrew Responsibilities
5 August 2014: Transaction in Own Shares – Share Buyback Programme
19 August 2014: Scrip Dividend
20 August 2014: Total Voting Rights